
July 31, 2025

Norma Ka Yin Chu
Chief Executive Officer
DDC Enterprise Ltd
368 9th Ave., 6th Floor
New York, New York 10001

> **Re: DDC Enterprise Ltd**
> **Registration Statement on Form F-3**
> **Filed July 22, 2025**
> **File No. 333-288825**

Dear Norma Ka Yin Chu:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed July 22, 2025

General

1. We note that Anson Investments Master Fund L.P. and Anson East Master Fund L.P. are equity line investors under your Ordinary Share Purchase Agreement dated as of June 16, 2025. Please revise to indicate that both are underwriters. Refer to Securities Act Compliance and Disclosure Interpretations 139.13. Additionally, please expand your disclosure to include a more detailed description of the material terms of the agreement, including but not limited to, the purchase terms.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ted Paraskevas